# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Karbon Capital Partners Corp., CIK 0002088749
CUSIP: G5225W100
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 321 Biden Street, 12th Floor, Scranton, Pennsylvania (PA), 18505
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002100658
Persons authorized to receive notices and communications: Thomas F. Karam, 321 Biden Street, 12th Floor, Scranton, Pennsylvania (PA), 18505, (570) 558-6100

## Reporting persons
- Karbon Capital Partners Core Holdings, LLC (CIK 0002100658): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 890,000; sole dispositive power 0; shared dispositive power 890,000; aggregate amount beneficially owned 890,000 (2.02% of the class)
- Karbon Capital Partners Core Holdings II, LLC (CIK 0002146935): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,625,000; sole dispositive power 0; shared dispositive power 8,625,000; aggregate amount beneficially owned 8,625,000 (19.6% of the class)
  Comment: The Reporting Person holds Class B ordinary shares of the Issuer. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.
- Thomas F. Karam (CIK 0001183996): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,515,000; sole dispositive power 0; shared dispositive power 9,515,000; aggregate amount beneficially owned 9,515,000 (21.6% of the class)
  Comment: Comprised of 890,000 Class A ordinary shares and 8,625,000 Class B ordinary shares held by each of Karbon Capital Partners Core Holdings I, LLC and Karbon Capital Partners Core Holdings II, LLC, respectively. The reporting person is a manager of each of Karbon Capital Partners Core Holdings and Karbon Capital Partners Core Holdings II, LLC, and may be deemed to have beneficial ownership of securities reported herein. The reporting person disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.
- Jeffrey Zajkowski (CIK 0002089392): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,515,000; sole dispositive power 0; shared dispositive power 9,515,000; aggregate amount beneficially owned 9,515,000 (21.6% of the class)
  Comment: Comprised of 890,000 Class A ordinary shares and 8,625,000 Class B ordinary shares held by each of Karbon Capital Partners Core Holdings I, LLC and Karbon Capital Partners Core Holdings II, LLC, respectively. The reporting person is a manager of each of Karbon Capital Partners Core Holdings and Karbon Capital Partners Core Holdings II, LLC, and may be deemed to have beneficial ownership of securities reported herein. The reporting person disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The Class B shares will automatically convert into Class A shares at the time of the Issuer's initial business combination, or at any time and from time to time at the option of the holder, on a one-for-one basis, subject to certain adjustments described in the Issuer's charter documents.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Karbon Capital Partners Corp.
Address of issuer's principal executive offices: 321 Biden Street, 12th Floor, Scranton, Pennsylvania (PA), 18505
Comment: Karbon Capital Partners Core Holdings, LLC and Karbon Capital Partners Core Holdings II, LLC (collectively "Karbon Capital Partners CH") hold 8,625,000 Class B ordinary shares, par value $0.0001 per share ("Class B Shares"), of Karbon Capital Partners Corp. (the "Issuer"), and 890,000 units of the Issuer which were issued as part of a private placement conducted in connection with the Issuer's initial public offering (the "IPO"). Each unit of the Issuer represents the right to receive one Class A ordinary share, $0.0001 par value per share ("Class A Shares"), and one-fourth (1/4) of one redeemable warrant, each whole warrant exercisable to purchase one Class A Share, at an exercise price of $11.50 per share. The warrants are not currently exercisable, and they will not be exercisable within the next 60 days, accordingly, the warrants are not included in this Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
(i) Karbon Capital Partners Core Holdings, LLC, which is the holder of record of approximately 2.02% of the issued and outstanding shares of all share classes of the Issuer (44,015,000) based on the number of Class A Shares (35,390,000), private placement units (890,000), and Class B Shares (8,625,000) outstanding as of June 30, 2026;

(ii) Karbon Capital Partners Core Holdings II, LLC, which is the holder of record of approximately 19.6% of the issued and outstanding shares of all share classes of the Issuer (44,015,000) based on the number of Class A Shares (35,390,000), private placement units (890,000), and Class B Shares (8,625,000) outstanding as of June 30, 2026;

(iii) Thomas F. Karam, a Manager of Karbon Capital Partners Core Holdings, LLC and Karbon Capital Partners Core Holdings II, LLC; and

(iv) Jeffrey Zajkowski, a Manager of Karbon Capital Partners Core Holdings, LLC and Karbon Capital Partners Core Holdings II, LLC.
Residence or business address: The address of the principal business and principal office of each of Karbon Capital Partners CH, Thomas F. Karam and Jeffrey Zajkowski (the "Reporting Persons") is 321 Biden Street, 12th Floor, Scranton, Pennsylvania 18505.
Present principal occupation or employment: Karbon Capital Partners CH's principal business is to act as the Issuer's sponsor and holder of all Class B Shares. The principal occupation of Mr. Thomas F. Karam is CEO of the Issuer, and Mr. Jeffrey Zajkowski's principal occupation is CFO of the Issuer. .
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Karbon Capital Partners CH are each Delaware limited liability companies. Messrs. Karam and Zajkowski are each citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price for the ordinary shares currently beneficially owned by the Reporting Persons was $8,925,000. The source of these funds was the capital of Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 18, 2025, Issuer entered into a securities subscription agreement with Karbon Capital Partners CH resulting in the issuance of 8,625,000 Class B Shares.

On December 12, 2025, simultaneously with the consummation of the IPO, Karbon Capital Partners CH purchased 890,000 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Unit Purchase Agreement December 10, 2025 (the "Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Share and one-fourth (1/4) of a redeemable warrant, each whole warrant exercisable to purchase one Class A Share, at an exercise price of $11.50 per share.

The ordinary shares and units owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Issuer's securities from time to time, however, all of such shares are subject to lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of this Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, Karbon Capital Partners CH, Thomas F. Karam, and Jeffrey Zajkowski have each agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Karbon Capital Partners Core Holdings, LLC
Amount beneficially owned: 890,000 Percentage: 2.2%

Karbon Capital Partners Core Holdings II, LLC
Amount beneficially owned: 8,625,000 Percentage: 19.6%

Thomas F. Karam
Amount beneficially owned: 9,515,000 Percentage: 21.6%

Jeffrey Zajkowski
Amount beneficially owned: 9,515,000 Percentage: 21.6%
Number of shares as to which each person has sole or shared power to vote or dispose:
Karbon Capital Partners Core Holdings, LLC
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 890,000
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 890,000

Karbon Capital Partners Core Holdings II, LLC
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 8,625,000
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 8,625,000

Thomas F. Karam
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 9,515,000
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 9,515,000

Jeffrey Zajkowski
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 9,515,000
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 9,515,000

Each of the Karbon Capital Partners CH entities is controlled by its Managers, Thomas F. Karam and Jeffrey Zajkowski, each of whom may be deemed to have beneficial ownership of securities reported herein, however, they each disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of ordinary shares during the 60 days preceding the date of this Schedule 13D, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Private Placement Unit Purchase Agreement between the Issuer and Sponsor

On December 12, 2025, simultaneously with the consummation of the IPO, Karbon Capital Partners Core Holdings, LLC purchased 890,000 Placement Units pursuant to the Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Insider Letter, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 12, 2025 (and is incorporated by reference herein as Exhibit 10.1).

Insider Letter

Each of Karbon Capital Partners CH, Mr. Thomas F. Karam, and Mr. Jeffrey Zajkowski, and certain other parties thereto, entered into a letter agreement (the "Insider Letter").

Pursuant to the Insider Letter, the parties agreed to waive: (i) their redemption rights with respect to their Class B Shares, Class A Shares and public shares in connection with the completion of the initial business combination, (ii) their redemption rights with respect to any Class B Shares, Class A Shares and public shares held by them in connection with a shareholder vote to amend the Issuer's charter (A) to modify the substance or timing of Issuer's obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of the IPO (or 27 months if we enter into a letter of intent for an initial business combination within 24 months) or (B) with respect to any other provision relating to shareholders' rights or pre-initial business combination activity; and (iii) their rights to liquidating distributions from the Issuer's trust account with respect to Class B Shares and Class A Shares if the Issuer fails to complete its initial business combination within 24 months from the closing of the IPO (or 27 months if we enter into a letter of intent for an initial business combination within 24 months) (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame). Karbon Capital Partners, LLC also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claim, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 12, 2025 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

Each of Karbon Capital Partners CH, Mr. Thomas F. Karam, and Mr. Jeffrey Zajkowski and certain other parties entered into a registration rights agreement pursuant to which certain demand and "piggyback" registration rights were granted, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 12, 2026 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Private Placement Unit Purchase Agreement, dated December 10, 2025, between the Issuer and Karbon Capital Partners Core Holdings, LLC (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-43005) filed with the SEC on December 12, 2025).

Exhibit 10.2 Letter Agreement, dated December 10, 2025, by and among the Issuer, its officers and directors and sponsor (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-43005) filed with the SEC on December 12, 2025).

Exhibit 10.3 Registration Rights Agreement, dated December 10, 2025, between the Issuer and sponsor (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-43005) filed with the SEC on December 12, 2025).

Exhibit 99.1 Joint Filing Agreement, dated June 30, 2026, by and among the Reporting Persons.

## Signatures
- Karbon Capital Partners Core Holdings, LLC: /s/ Thomas F. Karam, Manager (07/23/2026)
- Karbon Capital Partners Core Holdings II, LLC: /s/ Thomas F. Karam, Manager (07/23/2026)
- Thomas F. Karam: /s/ Thomas F. Karam, Thomas F. Karam (07/23/2026)
- Jeffrey Zajkowski: /s/ Jeffrey Zajkowski, Jeffrey Zajkowski (07/23/2026)